Exhibit 16.1

October 22, 2021

Securities and Exchange Commission

100 F Street, N.E.

Washington, DC 20549

Ladies and Gentlemen:

We have read the statements made by Evotec SE pursuant to Item 16F of Form 20-F (copy attached), which we understand will be filed with the Securities and Exchange Commission as part of Amendment No. 1 to the Registration Statement on Form F-1 of Evotec SE dated October 22, 2021. We agree with the statements concerning our Firm in such Form F-1.

Very truly yours,

/s/ Ernst & Young GmbH Wirtschaftsprüfungsgesellschaft

Hamburg, Germany

CHANGE IN AUDITOR

Previous independent registered public accounting firm

On June 15, 2021, the Supervisory Board engaged Ernst & Young GmbH Wirtschaftsprüfungsgesellschaft (EY) as the statutory auditor, based on the resolution of the June 15, 2021 Annual General Meeting, to audit the consolidated financial statements as of December 31, 2021, and the group management report. On June 18, 2021, EY was also appointed the Company’s independent registered public accounting firm. EY has been the auditor of the Company since 2014. On September 30, 2021, EY notified us of a ruling by the German Auditor Oversight Body (Abschlussprüferaufsichtsstelle, APAS), that EY’s PCAOB audit services for the Company’s U.S. initial public offering represent non-audit services for purposes of German statutory independence and thus are subject to a fee cap. As EY’s fees for services related to the U.S. initial public offering are expected to exceed the fee cap, EY would not be independent for purposes of the German statutory audit for the fiscal year ended December 31, 2021. As a result, as of and for the year ended December 31, 2021, we have decided to engage a new independent registered public accounting firm and have recently started the necessary court process in Germany to effect the replacement of EY as statutory auditor, which will coincide with EY’s resignation. Once complete, we will timely update these disclosures.

EY’s audit report on the financial statements of the Company as of and for the years ended December 31, 2020 and 2019 contained no adverse opinion or disclaimer of opinion, and was not qualified or modified as to uncertainty, audit scope, or accounting principles.

During the fiscal years ended December 31, 2020 and 2019, and in the subsequent period through October 8, 2021, there were (i) no disagreements with EY on any matter of accounting principles or practices, financial statement disclosure or auditing scope or procedures, which disagreements, if not resolved to the satisfaction of EY, would have caused them to make reference to the subject matter of the disagreements in their audit reports, and (ii) no “reportable events,” as such term is defined in Item 16F (a)(1)(v) of Form 20-F.

The Company has provided EY with a copy of the disclosure set forth in this section and requested that EY furnish the Company with a letter addressed to the SEC stating whether or not it agrees with the statements made herein, each as required by applicable SEC rules. A copy of EY’s letter, dated October 22, 2021, is attached hereto as Exhibit 16.1.

New independent registered public accounting firm

The Company is in the process of engaging a new independent registered public accounting firm.